Exhibit 99.7

When Self-service via the Web Fails, Majority of Customers Call the Contact Center, Which Must Evolve
to Handle More Complex Demands, NICE Global Consumer Survey Reveals

More than 60% prefer to contact a business via its website, but more than 50% of those who failed end up talking to the contact center, which must now address more complex issues of savvy consumers who expect a quick resolution

RA’ANANA, ISRAEL, May 18, 2011, NICE Systems Ltd. (NASDAQ: NICE), today announced key findings of its 2010 Consumer Channel Preference Survey on the communications channels preferred by consumers when contacting business and service providers. The survey reveals that the role of the contact center is evolving to “Tier 2” status, that is – for taking care of escalated service requests that were not addressed by other channels such as the web or Interactive Voice Response (IVR). This change in consumer behavior reflects the importance and strategic role that the contact center must play as the front line of an organization’s person-to-person customer interactions. It also highlights an opportunity for reducing the number of calls that are deflected into the contact center by enhancing web self-service functionality. To do this, however, an organization requires cross-channel insights that are derived from both the web and the contact center interactions.

The survey polled more than 2,000 people, between the ages of 18 – 65, in the United States, United Kingdom and Australia, regarding channel preference when contacting companies in the following industries: financial services, telecom, retail, travel, and insurance. It revealed that consumers often use a variety of communication channels. When they are unable to resolve an issue during their initial contact with a business, they most often turn to the contact center.

In such a case, the stakes are raised for an organization, as consumers calling a contact center are frustrated, well informed, and their main concern is having their issues addressed effectively. From their perspective, they have begun an “interaction journey,” which was started at a prior touch point. This means that even if an issue is resolved by the contact center representative the customer will not consider it a ‘First Contact Resolution.’ The survey also showed that the very nature of this ‘journey’ means that consumers are turning to contact enters with more complex needs than they did in the past.

Some of the key results of the survey include:

•	64% of consumers surveyed contact a business through its website at least monthly; 44% call the contact center at least once monthly; and likewise – 55% visit a physical location;
•	Of those who cannot resolve their issue through the website, 53% will call the contact center next;
•	In cases where customers do not resolve an issue during a visit to a business’s premises (e.g. branch office), 51% of respondents then turn to the contact center for assistance;
•	35% of consumers prefer to interact with a live phone representative for service-related issues, whereas only 22% prefer to interact with a live phone representative for purchase related issues.

Contact centers are also a cornerstone for customer satisfaction and loyalty. This channel affords an organization with the opportunity to strengthen its relationship with a consumer, identify and mitigate churn risk and improve upsell results. For the contact center to effectively seize these opportunities, they must be equipped with a holistic customer profile that is comprised of information regarding the customer’s interaction journey – spanning all assisted and self-service channels. By providing visibility into and delivering an understanding of customer intent across the customer’s interaction journey, an organization can understand what improvements are required on self-service channels for more effective self-service containment. It also enables them to understand what cross-channel information they must provide their agents in real time in order to successfully and efficiently handle customer service requests.

Benny Einhorn, NICE’s Chief Marketing Officer commented, “Customers today are taking an ‘interaction journey’ across multiple communication channels before their needs are met. This means that there is a paradigm shift in how companies and their contact centers need to measure and ensure First Contact Resolution as well as improve channel containment.”

“At NICE, our strategy is to enable companies to enrich the customer profile typically managed by CRM applications, and to better understand customer intent – across the multiple communication channels. Armed with this insight, we would enable them to deliver personalized service that is tailored to the specific needs of the customer. The result is increased customer satisfaction, a better performing contact center with higher service-to-sales conversion rates, and an organization that achieves greater operational efficiency and profitability,” Mr. Einhorn added.

Complete findings of the survey are expected to be released in June and will be available for download on www.nice.com.

NICE Enterprise Offerings addresses the needs of customer-centric businesses with intent-based solutions. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.